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     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 1, 2001
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------

                               AMENDMENT NO. 13 TO
                                 SCHEDULE 14D-9

                                 (RULE 14d-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              --------------------

                             HARCOURT GENERAL, INC.
                            (NAME OF SUBJECT COMPANY)

                             HARCOURT GENERAL, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     Common Stock, Par Value $1.00 Per Share
        Series A Cumulative Convertible Stock, Par Value $1.00 Per Share
                         (TITLE OF CLASS OF SECURITIES)

                                   41163G 10 1
                                   41163G 20 0
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                              --------------------

                                 ERIC P. GELLER
                             HARCOURT GENERAL, INC.
                               27 BOYLSTON STREET
                       CHESTNUT HILL, MASSACHUSETTS 02467
                                 (617) 232-8200

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                    BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    Copy to:

                              JOHN G. FINLEY, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                          NEW YORK, NEW YORK 10017-3954
                                 (212) 455-2000

  / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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                                AMENDMENT NO. 13
                                TO SCHEDULE 14D-9

         This Amendment No. 13 to Schedule 14D-9 amends and supplements the
Schedule 14D-9 initially filed with the Securities and Exchange Commission ("SEC") on November 8, 2000, by Harcourt General, Inc. (the "Company"), Amendment No. 1 filed with the SEC on November 20, 2000, Amendment No. 2 filed with the SEC on December 6, 2000, Amendment No. 3 filed with the SEC on December 19, 2000, Amendment No. 4 filed with the SEC on December 19, 2000, Amendment No. 5 filed with the SEC on January 8, 2001, Amendment No. 6 filed with the SEC on January 18, 2001, Amendment No. 7 filed with the SEC on February 5, 2001, Amendment No. 8 filed with the SEC on February 22, 2001, Amendment No. 9 filed with the SEC on February 28, 2001, Amendment No. 10 filed with the SEC on April 2, 2001, Amendment No. 11 filed with the SEC on May 4, 2001 and Amendment No. 12 filed with the SEC on May 7, 2001 (as amended, the "Schedule 14D-9") relating to the tender offer by REH Mergersub, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Reed Elsevier Inc., a Massachusetts corporation ("Reed Elsevier"), to purchase all outstanding shares of common stock, par value $1.00 per share of the Company (the "Common Shares"), at a price of $59.00 per share, and all outstanding shares of series A cumulative convertible stock, par value $1.00 per share of the Company (the "Preferred Shares"), at a price of $77.29 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 8, 2000 and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by the Purchaser with the Securities and Exchange Commission on November 8, 2000.

         The information in the Schedule 14D-9 is hereby expressly incorporated herein by reference, except as otherwise set forth below. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.

         ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

         The section of the Schedule 14d-9 entitled "The Merger Agreement - The Offer" is amended by adding the following paragraph at its end:

         "After the expiration of the Offer, if all of the conditions to the Offer have been satisfied or waived, but not 100% of the Shares have been tendered, Purchaser may, in accordance with Rule 14d-11 under the Exchange Act, and subject to the conditions set forth in Rule 14d-11, include a subsequent offering period (a "Subsequent Offering Period"). A Subsequent Offering Period is an additional period of time from three business days to 20 business days in length, beginning after the Purchaser purchases Shares tendered in the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the same price paid in the Offer. In addition, Purchaser may extend any initial Subsequent Offering Period by any period or periods,
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provided that the aggregate of the Subsequent Offering Period (including extensions thereof) is no more than 20 business days.

         No withdrawal rights apply to Shares tendered in a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. During a Subsequent Offering Period, the Purchaser will promptly purchase and pay for all Shares tendered at the same price paid in the Offer.

         Purchaser has not at this time made a final decision to include or not to include a Subsequent Offering Period. Purchaser may make such decision in its sole discretion, and there is no assurance that Purchaser will or will not include such a Subsequent Offering Period. If Purchaser decides to provide for a Subsequent Offering Period it will make a public announcement thereof. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date."


         ITEM 9.  EXHIBITS

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

         (a)(13) Press Release of Reed Elsevier dated June 1, 2001 (incorporated by reference to Exhibit (a)(17) of Amendment No. 13 to the Schedule TO of the Purchaser filed on June 1, 2001).
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         SIGNATURE

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2001                    HARCOURT GENERAL, INC.


                                       By:    /s/ Eric P. Geller
                                           --------------------------------
                                       Name:    Eric P. Geller
                                       Title:   Senior Vice President, General
                                                Counsel and Secretary
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                                  EXHIBIT INDEX

         (a)(1) Offer to Purchase, dated November 8, 2000 (incorporated by reference to Exhibit (a)(2) to the Schedule TO of the Purchaser filed on November 8, 2000).

         (a)(2) Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO of the Purchaser filed on November 8, 2000).

         (a)(3)   Letter to Stockholders dated November 8, 2000.*

         (a)(4)   Press Release, dated October 27, 2000.*

         (a)(5)   Opinion of Goldman Sachs dated October 27, 2000.*

         (a)(6) Instructions for Participants in Harcourt's Dividend Reinvestment Plan.*

         (a)(7) Press Release of Reed Elsevier dated January 8, 2001 (incorporated by reference to Exhibit (a)(10) of Amendment No. 5 to the Schedule TO of the Purchaser filed on January 8,
                  2001).

         (a)(8) Press Release of Reed Elsevier dated February 21, 2001 (incorporated by reference to Exhibit (a)(12) of Amendment No. 8 to the Schedule TO of the Purchaser filed on February 21,
                  2001).

         (a)(9) Press Release of Reed Elsevier dated February 28, 2001 (incorporated by reference to Exhibit (a)(13) of Amendment No. 9 to the Schedule TO of the Purchaser filed on February 28,
                  2001).

         (a)(10) Press Release of Reed Elsevier dated April 2, 2001 (incorporated by reference to Exhibit (a)(14) of Amendment No. 10 to the Schedule TO of the Purchaser filed on April 2,
                  2001).

         (a)(11) Press Release of Reed Elsevier dated May 4, 2001 (incorporated by reference to Exhibit (a)(15) of Amendment No. 11 to the Schedule TO of the Purchaser filed on May 4, 2001).

         (a)(12) Press Release of Reed Elsevier dated May 7, 2001 (incorporated by reference to Exhibit (a)(16) of Amendment No. 12 to the Schedule TO of the Purchaser filed on May 7, 2001).

         (a)(13) Press Release of Reed Elsevier dated June 1, 2001 (incorporated by reference to Exhibit (a)(17) of Amendment No. 13 to the Schedule TO of the Purchaser filed on June 1, 2001).
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         (e)(1)   Agreement and Plan of Merger dated as of October 27, 2000
                  among Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of the Purchaser dated November 8, 2000).

         (e)(2) Confidentiality Agreement, dated June 28, 2000, between Reed Elsevier plc and the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO of the Purchaser filed on November 8, 2000).

         (e)(3)   The Information Statement of the Company, dated November 8,
                  2000.*

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* Previously filed